UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                      to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION 2003 EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

Microsoft Corporation

2003 Employee Stock

Purchase Plan

Financial Statements as of December 31, 2012 and

2011, and for Each of the Three Years in the Period

Ended December 31, 2012, and Report of

Independent Registered Public Accounting Firm

MICROSOFT CORPORATION

2003 EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Microsoft Corporation

2003 Employee Stock Purchase Plan

Redmond, Washington

We have audited the accompanying statements of net assets available for benefits of the Microsoft Corporation 2003 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Seattle, Washington

March 28, 2013

MICROSOFT CORPORATION

2003 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS – Plan Cash Held by Microsoft	$14,082,306	$8,479,655

LIABILITIES – Payable to Participants	14,082,306	8,479,655

NET ASSETS AVAILABLE FOR BENEFITS	$0	$0

See notes to financial statements.

MICROSOFT CORPORATION

2003 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

	2012	2011	2010

ADDITIONS:
Employee contributions	$548,435,578	$490,255,894	$469,796,376

DEDUCTIONS:
Cost of shares purchased	534,353,272	481,776,239	463,277,592
Payable to Participants	14,082,306	8,479,655	6,518,784

TOTAL DEDUCTIONS	548,435,578	490,255,894	469,796,376

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	0	0	0

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	0	0	0

End of year	$0	$0	$0

See notes to financial statements.

MICROSOFT CORPORATION

2003 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND FOR EACH OF THE

THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

1.	THE PLAN

Accounting Principles — The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

General — The Plan Administrator believes the 2003 Employee Stock Purchase Plan (the “2003 Plan”) meets the qualification standards of Section 423 of the Internal Revenue Code of 1986, pursuant to which the 2003 Plan is not subject to taxation. The 2003 Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

The 2003 Plan covers substantially all employees of Microsoft Corporation (the “Company”) who are considered “regular employees” of the Company, whose hire date is before the first business day of the offering period, and where customary employment is for more than five months in any calendar year.

Contributions and Share Purchases — Participants may make contributions to the 2003 Plan through payroll deductions (pre-tax contributions not to exceed 15% of their compensation) for the purpose of purchasing the Company’s common stock. Participant contributions are not subject to vesting and thus are fully-vested at all times. The 2003 Plan operates with separate consecutive three-month offering periods with the following offering dates that immediately follow the offering periods: April 1, July 1, October 1, and January 1. The 2003 Plan will continue to operate in this manner until such time as the 2003 Plan is amended or terminated (see Note 2).

Participants are granted the option to purchase shares of the Company’s common stock from the Company at 90% of the fair market value on the last business day of the three-month periods ending March 31, June 30, September 30, and December 31. Fidelity is the Administrator of the Plan. Shares are recorded as purchased on the trade date, which is the last day of each offering period. Once shares are settled, they are distributed to each Plan participant’s Fidelity account by the stock transfer agent.

Participants of the 2003 Plan purchased 19,859,068 shares, 21,026,075 shares, and 20,041,857 shares of the Company’s common stock during the years ended December 31, 2012, 2011, and 2010, respectively. Refunds of participant withdrawals from offerings have not been significant. Under the 2003 Plan, 11,867,474 shares are reserved for future issuance as of December 31, 2012. The maximum number of shares that will be offered under the 2003 Plan is 200,000,000 (see Note 2).

Withdrawals — If, at any time prior to the first day of the last calendar month of an offering period, a participant elects to withdraw from the 2003 Plan, or if at any time a participant’s employment has been terminated, the 2003 Plan refunds any amounts withheld in that period plus any carryover from the previous period.

Payable to Participants — Payable to participants represents cash in participant accounts that was contributed to the 2003 Plan in amounts greater than the cost of the maximum number of shares allowed to be purchased in a three-month period (see Limitations). All such amounts will be refunded to participants from the 2003 Plan and as such are not included in net assets available for benefits.

Limitations — Employees owning shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company are not permitted to subscribe for any shares under the 2003 Plan. Under the 2003 Plan, no participant may purchase more than 2,000 shares of stock during a three-month offering period, for a total of 8,000 shares annually. Additionally, participants are prohibited from purchasing shares through the 2003 Plan with an aggregate fair market value in excess of $25,000 in any one calendar year.

Plan Administration — All expenses for 2003 Plan administration are paid by the Company and are not reflected in the accompanying financial statements.

2.	AMENDMENT OR TERMINATION OF THE PLAN

The 2003 Plan expired on December 31, 2012. On November 28, 2012, Microsoft’s Board of Directors (the “Board”) approved an amendment and restatement of the Company’s 2003 Plan (the “Plan”). The Plan became effective on January 1, 2013. Additionally, shareholders approved the reservation of 200,000,000 shares for future issuance under the Plan, which number includes shares that were available but not used under the 2003 Plan.

The Plan shall terminate at the earliest of the following:

•	December 31, 2022;

•

the date of the filing of a Statement of Intent to Dissolve by the Company or the effective date of a merger or consolidation (except with a related company) where the Company is not to be the surviving corporation;

•	the date the Board acts to terminate the Plan; and

•	the date when all shares reserved under the Plan have been purchased.

In the event of a dissolution, merger, or acquisition of the Company, the Company may permit a participating employee to exercise the option to purchase shares to the extent of accumulated payroll deduction funds in the participant’s account. In the event of a termination of the Plan, Plan assets will be returned to the participants.

3.	PLAN ASSETS

The 2003 Plan’s cash is maintained by the Company on behalf of the 2003 Plan.

* * * * * *

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation 2003 Employee Stock Purchase Plan

/s/ Lisa Brummel

Lisa Brummel
Chief People Officer
Date: March 28, 2013